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                 February 28, 2022

       Alan Knitowski
       Chief Executive Officer
       Phunware, Inc.
       7800 Shoal Creek Blvd, Suite 230-S
       Austin, Texas 78757

                                                        Re: Phunware, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 10,
2022
                                                            File No. 333-262625

       Dear Mr. Knitowski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Joshua Shainess, Legal
       Branch Chief, at at (202) 551-7951 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jeffrey McPhaul, Esq.